Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Researchers to Present New Preclinical Data at AACR Annual Meeting 2019

Dartmouth, Nova Scotia, March 12, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company today announced that that members of the Company’s research and development team will present results from a study at the American Association for Cancer Research (AACR) Annual Meeting 2019, which is being held March 29 to April 3 in Atlanta, Georgia. The new preclinical research highlights the unique features of DPX-based T cell immunotherapies.

“The unique capabilities of our DPX-based platform and its potential to fuel novel treatment approaches continue to drive IMV’s robust research and development program,” said Marianne Stanford, PhD, Vice President, Research and Development of IMV. “We are looking forward to presenting additional insights into the way our platform works, and its capacity for working with other anti-cancer agents, at this year’s AACR annual meeting. This work supports our goal of expanding the benefits of immunotherapies to a wider range of patients and indications.”

Details of IMV’s AACR 2019 poster is as follows:

Session Category: Immunology
Abstract Number: 4989
Authors: Ava Vila-Leahey, Alecia MacKay, Genevieve Weir, Marianne Stanford

Title: T-distributed stochastic neighbor embedding (t-SNE) analysis of tumor infiltrating lymphocytes after treatment with a T cell activating therapy identifies a unique population of recruited CD8+ T cells and novel options for combination immunotherapy

Date: Wednesday Apr 3, 2019
Time: 8:00 a.m. - 12:00 p.m. ET
Location: Georgia World Congress Center, Exhibit Hall B, Poster Section 24
Poster Board Number: 12

Meeting abstracts are available at AACR's website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations:
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext: 1042
M: (514) 917-9481
E: mjasmin@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
M: (415) 515-4572 E: patti.bank@westwicke.com

Media:
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com